FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 30, 2021
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. Announces Third Quarter Results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 30, 2021

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THIRD QUARTER RESULTS

HERZLIYA, Israel, November 30, 2021 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the third quarter ended September 30, 2021.

Revenues from fixed income real estate totaled $3.5 million for the quarter ended September 30, 2021 compared to revenues of $3.5 million for the third quarter of 2020.

Net loss attributable to Optibase Ltd shareholders for the quarter ended September 30, 2021 was $86,000 or $0.02 per basic and diluted share compared to net income of $5.2 million or $1 per basic and diluted share for the third quarter of 2020.

For the nine months ended September 30, 2021 revenues totaled $10.4 million compared to revenues of $11.4 million for the nine months ended September 30, 2020. Net loss attributable to Optibase Ltd Shareholders for the period was $1.4 million or $0.28 per basic and diluted share, compared to net income of $7.1 million or $1.36 per basic and diluted share for the nine months ended September 30, 2020.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.2 million basic and diluted shares for each period.

As of September 30, 2021, we had cash and cash equivalents of $30.2 million, and shareholders' equity of $83.4 million, compared with $28.8 million, and $86.7 million, respectively, as of December 31, 2020.

Amir Philips, Chief Executive Officer of Optibase commented on the third quarter results: "This quarter our fixed income real estate rent stayed stable compared to the third quarter of 2020 and we had a net loss of $86,000 compared to net income of $5.2 million for the third quarter of 2020, the decrease is mainly due to the sale of our portfolio in Germany during the second and the third quarters of 2020. For the third quarter of 2021, we generated NOI of $2.9 million compared to NOI of $3 million for the third quarter of 2020. In addition, for the third quarter of 2021, our Recurring FFO was $1.5 million compared to Recurring FFO of $1.2 million for the third quarter of 2020. Mr. Philips concluded: “We will continue to work to maintain our operating results and to increase our financial stability.”

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Non-GAAP Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Non-GAAP Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as Non-GAAP recurring FFO or recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/3

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Operating income	3,438	14,056	1,160	8,558

Adjustments:
Real estate depreciation and amortization	2,962	2,718	981	959

General and administrative	2,355	1,800	772	288

Gain on sale of operating properties	-	(9,127)	-	(6,810)

Non-GAAP Net Operating Income NOI	8,755	9,447	2,913	2,995

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	(1,445)	7,058	(86)	5,164

Adjustments :
Real estate depreciation and amortization	2,962	2,718	981	959

Pro-rata share of real estate depreciation and amortization from unconsolidated associates	2,375	2,493	912	849

Non-controlling interests share in the above adjustments	(974)	(912)	(322)	(314)

Non-GAAP Fund From Operation (FFO)	2,918	11,357	1,485	6,658

Gain on sale of operating properties, net	-	(7,557)	-	(5,473)

Non-GAAP Recurring Fund From Operation (Recurring FFO)	2,918	3,800	1,485	1,185

Amounts in thousands

OPTIBASE REPORTS/4

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties and beneficial interest in real-estate assets and projects in Switzerland, Texas, Philadelphia, PA, Miami, FL, and in Chicago, IL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended September 30, 2021

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2021	2020	2021	2020
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	10,422	11,431	3,486	3,536
Cost and expenses:
Cost of real estate operation	1,667	1,984	573	541
Real estate depreciation and amortization	2,962	2,718	981	959
General and administrative	2,355	1,800	772	288
Total cost and expenses	6,984	6,502	2,326	1,788

Gain on sale of operating properties	-	9,127	-	6,810

Operating income	3,438	14,056	1,160	8,558

Other Income	639	301	307	153
Financial expenses, net	1,262	1,758	408	594
Income before taxes on income	2,815	12,599	1,059	8,117
Taxes on income	1,014	1,665	274	1,560
Equity share in losses of associates, net	1,132	1,569	187	627

Net income	669	9,365	598	5,930

Net income attributable to non-controlling interests	2,114	2,307	684	766
Net income (loss) attributable to Optibase LTD	(1,445)	7,058	(86)	5,164

Net income (loss) per share :
Basic and Diluted	$(0.28)	$1.36	$(0.02)	$1

Number of shares used in computing earnings losses per share
Basic	5,186	5,186	5,186	5,186
Diluted	5,186	5,186	5,186	5,186

Amounts in thousands.

OPTIBASE REPORTS/6

Condensed Consolidated Balance Sheets

	September 30, 2021	December 31, 2020
	Unaudited	Audited
Assets

Current Assets:
Cash and cash equivalents	30,198	28,820
Restricted cash	577	835
Trade receivables, net	272	216
Other accounts receivables and prepaid expenses	1,930	569
Bonds related deposits	2,257	2,564
Total current assets	35,234	33,004

Long term investments:
Long-term deposits	98	98
Right-of-use assets	167	272
Investments in companies and associates	5,925	9,269
Total long term investments	6,190	9,639

Real estate properties, net	179,957	192,054

Total assets	221,381	234,697

Liabilities and shareholders' equity

Current Liabilities:
Current maturities of long term loans and bonds	4,097	6,447
Accounts payable and accrued expenses and other	4,429	4,144
Operating lease liabilities	136	166
Liabilities attributed to discontinued operations	2,061	2,061
Total current liabilities	10,723	12,818

Long term liabilities:
Deferred tax liabilities	14,407	15,095
Land lease liability, net	6,641	7,054
Operating lease liabilities	55	146
Long term loans, net of current maturities	105,817	112,923
Total long term liabilities	126,920	135,218

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	57,860	61,464
Non-controlling interests	25,878	25,197
Total shareholders' equity	83,738	86,661

Total liabilities and shareholders’ equity	221,381	234,697

Amounts in thousands